UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 333-286715

SAYONA MINING LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 2025 Extraordinary General Meeting  Thursday, 31 July 2025  ASX:SYA | OTCQB:SYAXF

 Chair’s Welcome  MD/CEO Presentation  Questions on the Merger  Meeting Procedures  Resolutions, Proxies and Voting  Closing  2025 EGM Agenda  2

 MD/CEO Presentation  Lucas Dow

 Three DFS-stage developments in favourable locations  Combined management team and new Board will have extensive experience, enabling them to capitalise on growth opportunities  Production  Sales  593 ktpa  PRODUCTION  CAPACITY²  5  PROJECT PORTFOLIO³   1 PRODUCING  4 DEVELOPING   70.4Mt  COMBINED LITHIUM ORE RESERVE ESTIMATE   @ 1.15% Li2O¹  153.5Mt  M&I MINERAL RESOURCE ESTIMATE  @ 1.15% Li2O¹  Notes  Combined Sayona and Piedmont spodumene Ore Reserve Estimates and Mineral Resource Estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources) as reported and shown on a net attributable basis, full details of Sayona’s and Piedmont Lithium’s Ore Reserve Estimates and Mineral Resource Estimates are set out in Annexure 2 of Sayona’s Notice of Meeting and Explanatory Memorandum lodged with the ASX on 20 June 2025  Attributable annual SC6 equivalent spodumene concentrate production capacity  Authier counted as development asset and not included in NAL  Projected to be among the largest hard rock lithium producers in North America, enabling brownfield expansion at North American Lithium (NAL) not available on a standalone basis  Building a leading lithium business with spodumene resources of global scale and a diversified growth portfolio  4  Scale, Optimisation and Growth  A stronger, streamlined lithium business positioned to grow through cycles   Material logistics, procurement and marketing merger synergies projected and ongoing cost savings planned to improve cost base and meet growing demand   Strengthened balance sheet to support growth pipeline and allow for flexibility and optionality

 Overview of the Merger   01  Background  The Merger is planned to create a stronger and more streamlined lithium business that will have a diversified growth portfolio.  The Merger aims to generate annual synergies of approximately US$15 million per annum   02  Consideration  Sayona ADS Consideration: Existing holders of Piedmont Common Stock (Piedmont Common Stockholders) will receive 0.35133 American Depositary Shares (ADS), corresponding to 527 Sayona Shares² for each share of Piedmont Common Stock   Sayona Ordinary Consideration: Existing holders of Piedmont CDIs representing shares of Piedmont Common Stock (Piedmont CDI Holders) will receive 5.27³ Sayona Shares for each Piedmont CDI held   03  Implementation  If completed, the Merger will result in Sayona Shareholders and Piedmont Stockholders each accounting for an approximate 50%/50% equity holding in Sayona (on an undiluted basis and prior to the Conditional Placement)   Sayona will continue to be domiciled in Australia with an ASX listing, and will have a listing of American Depositary Shares (ADSs) on the Nasdaq  5  Notes  Please refer to pages 81 to 83 of Sayona’s Notice of Meeting and Explanatory Memorandum lodged with the ASX on 20 June 2025 for a detailed overview of the Merger Agreement.   Or 3.5133 Sayona Shares if the Consolidation Resolution is approved and the consolidation occurs before the Merger  Or 0.035133 Sayona Shares if the Consolidation Resolution is approved and the consolidation occurs before the Merger  Or 14,375,000 Sayona Shares at AU$4.80 on a post-Share Consolidation Basis   The Sayona Board recommends that Sayona Shareholders vote in favour of the Merger and other Resolutions   04  Conditional Placement   Proposed issue of 2,156,250,000 Sayona Shares at an issue price of $0.032⁴ to Resource Capital Fund VIII, L.P (RCF) to raise proceeds of approximately AU$69 million (before costs)   Funds raised will be applied to value accretive spend post-Merger Completion, such as preliminary studies for the NAL brownfield expansion and activities to progress the Moblan, Ewoyaa and Carolina Lithium Projects  Conditional on, among other things, Completion of the Merger

 ELEVRA LITHIUM  NEXT STEPS  6

 Detailed integration planning completed, implementation underway  NAL mineral resource estimate update  NAL expansion scoping study  Moblan mineral resource update  FY25 Full year results  FY25 Annual Report  Elevra strategy and project prioritisation   Share consolidation effective date of 1 September ‘25 with the consolidation process expected to complete by 11 September ‘25  Substantial Work Underway  7

 Questions on the Merger?

 To ask a written question, select the “Q&A” icon  Select the topic your question relates to from the drop-down list   Type your question in the text box and press the “send” button   To ask a verbal question, follow the instructions below the broadcast window.  How to ask a question  9

 Select the “Vote” icon at the top of the screen  To vote, select either “For”, “Against” or “Abstain”  You will see a vote confirmation  To change or cancel your vote, “click here to change your vote” at any time until the poll is closed  How to vote  10

 Resolution 1 – Merger ResolutionIssue of the Sayona Shares to the Piedmont Stockholders   For   At Proxy Holders Discretion  Against  Abstain / Excluded  2,542,480,062  97.34%  19,416,933  0.74%  50,201,426  1.92%  36,341,530  N/A  To consider and, if thought fit, pass the following as an ordinary resolution:   “That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the issue of up to 12,056,194,283 Sayona Shares (or 80,374,629 if the Share Consolidation is effected prior to Completion) (in each case on a fully diluted basis), is approved on the terms and conditions set out in the Merger Agreement and in the Explanatory Memorandum.”  A voting exclusion statement applies and is set out in the Explanatory Notes.

 Resolution 2 - Conditional Placement Resolution Proposed issue of new shares in Sayona to RCF (Conditional Resolution)   For   At Proxy Holders Discretion  Against  Abstain / Exclude  2,567,458,656  97.32%  19,431,433  0.74%  51,066,464  1.94%  10,483,398  N/A  To consider and, if thought fit, pass the following resolution as an ordinary resolution:   “That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the issue of 2,156,250,000 Sayona Shares (14,375,000 Sayona Shares on a post-Share Consolidation basis) to RCF is approved, subject to the completion of the Merger, and in accordance with the terms and conditions set out in the Subscription Agreement and in the Explanatory Memorandum.”  A voting exclusion statement applies and is set out in the Explanatory Notes.

 Resolution 3 - Unconditional Placement Resolution Ratification of Unconditional Placement Shares  For   At Proxy Holders Discretion  Against  Abstain / Exclude  2,032,143,883  92.78%  20,637,734  0.95%  137,264,948  6.27%  458,268,386  N/A  To consider and, if thought fit, pass the following resolution as an ordinary resolution:   “That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue of 1,250,000,000 Sayona Shares under the Unconditional Placement announced on 19 November 2024, is ratified and approved, as summarised in the Explanatory Memorandum.”  A voting exclusion statement applies and is set out in the Explanatory Notes.

 Resolution 4 - Name Change Resolution Change in name to Elevra Lithium Limited(Conditional Resolution)   For   At Proxy Holders Discretion  Against  Abstain / Exclude  2,567,689,911  97.62%  19,356,983  0.74%  42,965,820  1.64%  18,302,237  N/A  To consider and, if thought fit, pass the following resolution as a special resolution:   “That, with effect from the date that ASIC alters the details of Sayona’s registration in accordance with Sections 157 and 136(2) of the Corporations Act and for all other purposes, the name of Sayona be changed to Elevra Lithium Limited to take effect from the date ASIC alters the details of the Company’s registration, and to replace all references to “Sayona Mining Limited” in the Company’s Constitution with “Elevra Lithium Limited”.”

 Resolution 5 - Consolidation Resolution Consolidation of share capital   For   At Proxy Holders Discretion  Against  Abstain / Exclude  2,498,019,796  94.59%  19,352,010  0.73%  123,365,745  4.68%  7,702,400  N/A  To consider and, if thought fit, pass the following resolution as an ordinary resolution:  “That, for the purpose of Section 254H of the Corporations Act and for all other purposes, the Sayona Shares be consolidated through the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share and, where this Consolidation results in a fraction of a Share being held, Sayona be authorised to round that fraction up to the nearest whole Share, with the Share Consolidation to take effect in accordance with the timetable set out in the Explanatory Memorandum, as amended by the Sayona Board (from time to time).”

 Resolution 6 - Remuneration Resolution Increase in Non-Executive Director remuneration pool(Conditional Resolution)  For   At Proxy Holders Discretion  Against  Abstain / Exclude  2,062,897,645  88.83%  19,300,792  0.83%  240,239,995  10.34%  326,001,519  N/A  To consider and, if thought fit, pass the following resolution as an ordinary resolution:  “That, for the purposes of ASX Listing Rule 10.17 and clause 7.3(a) of the Constitution and for all other purposes, the aggregate amount of remuneration that may be paid to Sayona’s Non-Executive Directors be increased from AU$900,000 to AU$1,250,000 per annum.”  A voting exclusion statement applies and is set out in the Explanatory Notes.

 You must review the Notice of Meeting and Explanatory Memorandum in full  This presentation summarises information provided in Sayona’s Notice of Meeting and Explanatory Memorandum lodged with the ASX on 20 June 2025 and available on Sayona’s website here (Notice of Meeting and Explanatory Memorandum).   This summary of the information contained in the Notice of Meeting and Explanatory Memorandum is incomplete and you must read the information in the Notice of Meeting and Explanatory Memorandum itself in full.   The notices and disclaimers contained in the “Important notices” section on pages 2 to 5 of the Notice of Meeting and Explanatory Memorandum apply equally in respect of this presentation, with special note to (but not limited to) the disclaimers in respect of financial information and forward-looking statements, mineral resources and ore reserves, production target disclosures and JORC code.   Disclaimer  No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person.  To the maximum extent permitted by law, neither the Company nor any of its affiliates, related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person.  No reliance  This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any  other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company and no reliance should be placed on it.  Any material used in this presentation is only an overview and summary of the Notice of Meeting and Explanatory Memorandum. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company.  The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.  Forward Looking Statements  This presentation may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.  Sayona Mining Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements).  The information in this presentation does not take into account the objectives, financial situation or particular needs of any person.  Nothing contained in this presentation constitutes investment, legal, tax or other advice.  17  Important Information and Disclaimer

 Connect with us.  Sayona Mining Limited  ACN 091 951 978 ASX:SYAOTCQB:SYAXF  Level 28, 10 Eagle Street  Brisbane, Queensland, 4000 Australia  info@sayonamining.com.au sayonamining.com.au  +61 (7) 3369 7058  @SayonaMining

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: July 31, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel